November 21, 2006

H. Cristopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: IGIA, Inc.
   Registration Statement on Form SB-2
   Filed October 5, 2006
   File No. 333-137832

Dear Mr. Owings:

This firm represents IGIA, Inc. (the “Company”) in the above-referenced matter. Enclosed for is the Company’s amended Form SB-2 for filing. Below, please find our responses to your November 1, 2006 comment letter:

General

1.
We note that the prospectus relates to the resale by New Millennium Capital Partners II, LLC and affiliates of up to 74,366,500 million shares of common stock. We also note that you currently have 181,278,058 shares of common stock outstanding. Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of Regulation C.

Response

In response to the Staff’s comment, the Company and the selling stockholders have reduced the number of shares being registered to an aggregate of 60,000,000 shares, 10,000,000 of which have already been issued to the selling shareholders and 50,000,000 shares issuable upon conversion of callable secured convertible notes held by New Millennium Capital Partners II, LLC and affiliates and will no longer carry forward unsold securities pursuant to Rule 429. The 60,000,000 shares being registered in the subject registration statement would constitute approximately 28.11% of the issued and outstanding shares of the Company.

It should be noted that although we intend to register the 50,000,000 shares issuable upon conversion of callable secured convertible notes for resale, there is no assurance that any of such shares will actually be issued or resold into the market.

Based upon the number of shares the Company intends to include for resale in the registration statement, and the manner in which such shares will be issued and resold, we do not believe that the transaction being registered is an indirect public offering, either due to the nature or size of the transaction for the following reasons:

Transaction is a Sale of Secured Notes

The primary transaction between the Company and AJW Offshore and affiliates, who are either accredited or institutional investors, was the sale of secured convertible notes in a transaction that satisfies the requirements of Regulation D under the Securities Act of 1933, as amended. The Company is obligated to repay the notes in cash. Although AJW Offshore and affiliates generally have a right to convert the notes into shares of common stock under certain circumstances, Section 5.2 of the notes permits the Company to prepay in cash on a monthly basis, all or a portion of the outstanding principal and accrued and unpaid interest upon certain conditions being met. In addition, Section 5.1 permits repayment of all of the outstanding principal amount of the notes under certain circumstances. Accordingly, although it is likely that some or all of the notes will be repaid through the conversion to common stock, there is no assurance that any common stock will be issued to and resold by AJW Offshore and affiliates. If all of the registered shares are in fact sold, AJW Offshore and affiliates only recourse for the balance of the money due would be a cash payment by the Company. Further, it is important to note that the investors bear a substantial amount of risk, which risk includes the fact that any ultimate proposed resale of the shares of common stock remains subject to numerous factors including, but not limited to, the amount of time for which their investment is at risk (which will depend, in part, upon the Company’s ability to have a registration statement declared effective by the Commission), and the ability to resell the securities (which will depend, in part, upon the market for the Company’s shares should the notes be repaid, in whole or in part, through the conversion to common stock).

Offering is not Akin to Offering by Company

Unlike a best efforts public offering on behalf of the Company, the Company will not receive any additional proceeds from the purchase and sale of the notes and warrants upon the effectiveness of the registration statement, regardless of when or if any shares are ultimately issued to or resold by AJW Offshore and affiliates. In addition, the decision to sell the registered shares rests solely with AJW Offshore and affiliates, not the Company, or any person or entity acting on behalf of the Company.

Selling Shareholders are not Affiliates

Finally, it should be noted that AJW Offshore and affiliates are not affiliates of the Company, in that:

•  they have no ability directly or indirectly to control the actions of the Company either by contract or through management or exercise of voting rights;

•  they do not have any greater access than other shareholders to information about the Company, its operations or financial results; and

•  they are contractually restricted from owning more than 4.99% of the Company’s outstanding common stock. It is well settled case law that such restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934. The Commission has always been a strong supporter of this position, See: Amicus Brf. of Sec. Exc. Comm., in Levy v. Southbrook Int’l., No. 00-7630. Within that Brief we note the discussion cited by the Commission at p.9-10, in reference to the district court case, “The court was confident that Section 16(b) “was not intended to reach this hypothetical investor” because such an interpretation “would extend the statute’s sweep beyond those with insider power and information”(emphasis added). Although the matter at hand does not relate to Section 16(b), the importance of the position that such holders do not possess insider control is equally applicable.

Conclusion

In light of the foregoing, we do not believe there is any indicia of affiliation between the Company and the selling stockholders, nor is there is any basis under which the selling shareholders in the subject offering can be considered an alter ego of the registrant. Rule 415 (a)(1)(i) clearly permits an offering of securities to be made on a continuous or delayed basis provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant. The Commission has always permitted the use of Registration Statements on Form SB-2 for the purpose of conducting or completing an offering to be made on a continuous or delayed pursuant to Rule 415.

For the reasons set forth above, we do not believe there is a basis in current law to deny the registration of the shares of common stock underlying the notes in subject offering, nor do we believe that the transaction being registered in the prospectus constitutes an indirect primary offering, but rather a secondary offering to be made on a resale basis by bona fide selling stockholders, who bear the full economic burden of their investment.

Fee Table

2.
Please briefly describe the transactions relating to the shares you are registering. Please clarify throughout the registration statement the transactions to which these shares relate, including disclosure in the Selling Stockholders table.

Response

We have included additional disclosure describing the transactions relating to the shares being registered by the Company.

Prospectus Cover Page

3.
We note disclosure on the prospectus cover page indicating 60 million shares are being registered for resale. We also note disclosure in the Selling Stockholders table on page 41 indicating that the offering amounts exceed 80 million shares of Common stock. Please reconcile and revise your disclosure as appropriate.

Response

We have revised the registration statement to limit the number of shares being registered for resale to 60,000,000 shares.

Prospectus Summary, page 4

4.	Please clarify the nature of the revenues that resulted in net income of $16,377,174 for the period presented since you reported total revenues of $3,458,885.

Response

We have revised the registration statement to provide disclosure in the prospectus summary to clarify the nature of the revenues that resulted in net income of $16,377,174 for the period presented.

5.
Please clarify whether you have defaulted on any of the currently outstanding indebtedness, and disclose the current interest rate that you are accruing with respect to any defaults. Please revise throughout. Also, discuss any risks related to the defaults and the effect of the defaults on your ability to obtain additional financing.

Response

We have revised the registration statement to disclose that the Company has defaulted on the currently outstanding indebtedness, and to disclose the current interest rate that the Companyis currently accruing with respect to such defaults. We have also included additional disclosure relating to the risk related to the defaults and the effect of the defaults on the Company’s ability to obtain additional financing.

July 2006 Financing, page 4

6.
We note that you received net proceeds of $89,933.79 in connection with the July 2006 financing related to the sale of $500,000 in callable secured convertible notes and stock purchase warrants for 75,000,000 shares of your common stock and that you will receive the remainder of the proceeds over the subsequent four months. Please advise us whether you have received the remainder of those funds and file the escrow agreement related to the subsequent payments. If you have not received the remainder of the funds, please advise us whether the private sale of securities was completed as a transaction that was exempt under Section 4(2) of the Securities Act of 1933 before the filing of this registration statement.

Response

The Company has received all of the funds from escrow, in accordance with the escrow agreement, which has been filed as an exhibit to the registration statement.

Undertakings, page II-9

7.	Please include the undertakings required by Items 512(a)(4) and 5 12(g) of Regulation S-B.

Response

We have included the undertakings required by Item 512(a)(4) and in accordance with a conversation with the Staff we have removed the undertakings provided pursuant to Item 512(f) and replaced such with the undertakings pursuant to 512(g)(2) of Regulation S-B.

***

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,
/s/ Yoel Goldfeder
Yoel Goldfeder